Exhibit 99.2

METALPHA TECHNOLOGY HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: MATH)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on March 29, 2024
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of Metalpha Technology Holding Limited (the “Company”) will be held at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, on March 29, 2024 at 11:30 a.m. (Hong Kong time).

Members of record of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), registered on the Company’s register of members as of 5:00 p.m. on March 8, 2024, Hong Kong time (the “Record Date”), are entitled to attend and vote at the AGM. Shareholders as of the Record Date may attend and vote at the AGM in person, or by delivering a properly dated and executed proxy card by e-mail to info@metalpha.finance, which should be received by no later than 11:30 a.m. on March 27, 2024 (Hong Kong time).

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Resolution 1: as an ordinary resolution, re-elect Limin Liu as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the Memorandum and Articles of Association of the Company (the “M&A”);

Resolution 2: as an ordinary resolution, re-elect Ming Ni as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 3: as an ordinary resolution, re-elect Bingzhong Wang as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 4: as an ordinary resolution, re-elect Wei Wang as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 5: as an ordinary resolution, re-elect Bin Liu as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 6: as an ordinary resolution, re-elect Jingxin Tian as a director of the Company to hold office until the election of her successor in office or removal pursuant to the provisions of the M&A;

Resolution 7: as an ordinary resolution, re-elect Kim Fung Lai as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 8: as an ordinary resolution, re-elect Sen Lin as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 9: as an ordinary resolution, re-elect Kiyohiro Kawayanagi as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.

By Order of the Board of Directors,

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Name:	Limin Liu
Title:	Chief Executive Officer and Chairman of the Board of Directors

Hong Kong, China

March 8, 2024